February 21, 2020

Fabian G. Deneault
Chairman and President
Digital Development Partners, Inc.
17800 Castleton Street, Suite 300
City of Industry, CA 91748

       Re: Digital Development Partners, Inc.
           Current Report on Form 8-K
           Filed January 7, 2020
           File No. 0-52828

Dear Mr. Deneault:

        We issued comments to you on the above captioned filing on January 30, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments within 10 business days from the date of this letter.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings that it has reviewed.

       Please contact Claire Erlanger, Staff Accountant, at (202) 551-3301 or Melissa Gilmore,
Staff Accountant, at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-
3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing